Writer’s Direct Dial: +1 212 225 2414 E-Mail: ngrabar@cgsh.com

October 6, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:       Nexa Resources S.A.

Registration Statement on Form F-1

File No. 333-220552

Dear Mr. Killoy:

On behalf of our client, Nexa Resources S.A. (formerly VM Holding S.A.), a public limited liability company organized under the laws of the Grand Duchy of Luxembourg (the “Company”), we submit this supplemental letter to inform the staff (the “Staff”) of the U.S. Securities and Exchange Commission of the proposed preliminary price range for the initial public offering (the “Offering”) of the Company’s common shares (the “Shares”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Staff’s review. The initial public offering price of the Shares is expected to be between $18.00 and $21.00 per Share. The mid-point of this price range is $19.50 per Share. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide price range will be within the range provided above.

The Company expects to include this bona fide price range in an amendment to the above-captioned Registration Statement on Form F-1, as filed on September 21, 2017 that would shortly precede the commencement of the Company’s road show activities for the Offering, which it anticipates could commence as soon as October 10, 2017.

If you have any questions or comments concerning this submission, please do not hesitate to call me at 212 225 2414.

Very truly yours,

/s/ Nicolas Grabar

Nicolas Grabar

cc:	John Reynolds Division of Corporation Finance, U.S. Securities and Exchange Commission

Mario Bertoncini

Renata Penna Moreira Gunzburger

Nexa Resources S.A.

Francesca L. Odell

Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić

Stikeman Elliott LLP